FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2003
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Commission File Number  0-29546
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                           America Mineral Fields Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                        ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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NEWS RELEASE                                                              [LOGO]



                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com
For Immediate Release

AMERICA MINERAL FIELDS ANNOUNCES CHANGE TO BOARD OF DIRECTORS

LONDON, U.K. (May 8, 2003) America Mineral Fields Inc (the "Company") today announced that Gregg Sedun has resigned from the Company's Board of Directors and as Secretary of the Company.

"Gregg has been a director of the Company since its inception and we thank him for his important contribution during the whole of the Company's life," said Bernard Vavala, Chairman, America Mineral Fields Inc.

The Board intends to fill the vacancy created by Mr. Sedun's resignation and is currently considering the qualifications of several experienced potential candidates.

America Mineral Fields' core focus is the Kolwezi cobalt/copper tailings project. The Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                      -END-

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:   44-20-7355-3552                Telephone:  416-815-0700 x. 243
                                                        800-385-5451 (toll free)
Facsimile:   44-20-7355-3554                Facsimile:  416-815-0080
E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com
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This News Release contains forward-looking  statements within the meaning of the
United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential

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international  investment  in the  DRC.  These  forward-looking  statements  are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               America Mineral Fields Inc.
                                               ---------------------------------
                                               (Registrant)

Date  May 8, 2003
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                                      By:      /S/"Paul C. MacNeill"
                                               ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director